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                              September 16, 2020

       Anthony Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A, New Mandarin Plaza,
       14 Science Museum Road,
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed September 4,
2020
                                                            File No. 333-239225

       Dear Mr. Poon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2020 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed September 4, 2020

       Results of Operations
       Legal and Professional Fees, page 44

   1. We note that you cover fees paid to third parties including attorneys, solicitors, and auditors for your
clients. Please tell us how you account for these amounts and their classification on the
consolidated statements of income.
 Anthony Poon
FirstName
ALE GroupLastNameAnthony  Poon
           Holding Ltd
Comapany 16,
September NameALE
              2020 Group Holding Ltd
September
Page 2    16, 2020 Page 2
FirstName LastName
Industry
Equity Capital markets in Hong Kong and the United States, page 51

2. We note your statement that "[e]quity capital markets in Hong Kong and the United States are the most attractive overseas listing venues for China-based companies." If true, please revise to characterize this statement as your belief.
British Virgin Islands Taxation, page 85

3. We note your revised disclosure to prior comment 4 and re-issue that comment in part.
         Please revise the first sentence of this section to state that the disclosure relating to tax consequences under British Virgin Islands law is the opinion of Conyers Dill
         & Pearman.
Note 5: Accounts Receivable, net, page F-20

4. We note the significant addition and charge-off to the provision for doubtful accounts as of March 31, 2020. We also note that the amount overdue from 183 to 273 days and 274 to 364 days continues to increase each period. Please tell us how you determined it is probable that you will collect substantially all of the consideration to which you will be entitled for the services provided and therefore meet the criteria in ASC 606-10-25-1(e).
Exhibit 8.2

5. Please revise Exhibit 8.2 to consent to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement.
         Please also include an Exhibit 23.3 in the exhibit index relating to such consent. Refer to
         Section 7(a) of the Securities Act, Rule 436 under the Securities Act, and Item 601(b)(8)
         of Regulation S-K.
        You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters.
Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Trade & Services
cc:      Joan Wu